UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number 001-41631

Xiao-I Corporation

(Translation of registrant’s name into English)

Room 501, No. 363, Lane 1555

Jinshajiang West, Jiading District

Shanghai, China 201803

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Entry into Securities Purchase Agreement and Closing

On June 29, 2026, Xiao-I Corporation (the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with an institutional investor, pursuant to which the Company agreed to issue and sell an unsecured convertible promissory note in the original principal amount of $2,170,000 (the “Note”) and to issue 325,000 ADSs as pre-delivery shares. Pursuant to the SPA, the Note would be issued with an original issue discount of $160,000 and $10,000 of transaction expenses, resulting in a purchase price of $2,000,000 for the Note. The closing of the transactions contemplated by the SPA is expected to occur on or about June 30, 2026, following the satisfaction or waiver of the applicable closing conditions.

The Company is furnishing this Report on Form 6-K to report the entry into the SPA and the closing of the transactions contemplated thereby, and to furnish copies of the related transaction documents as exhibits hereto.

The foregoing description of the SPA and the related transaction documents does not purport to be complete and is qualified in its entirety by reference to the full text of such documents furnished as exhibits to this Report on Form 6-K.

 Incorporation by Reference

This Report on Form 6-K is hereby incorporated by reference into each of the Registrant’s Registration Statements on Form S-8 (File No. 333-286469) and Form F-3 (File No.  333-279306), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description
4.1	Form of Convertible Promissory Note
10.1	Form of Securities Purchase Agreement

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 30, 2026	Xiao-I Corporation

	By:	/s/ Mingqu Lin
		Name:	Mingqu Lin
		Title:	Chief Executive Officer

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